UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Hardinge Inc.
(Name of Subject Company)

Hardinge Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

412324303
(CUSIP Number of Class of Securities)

Richard L. Simons
President & Chief Executive Officer
Hardinge Inc.
One Hardinge Drive
Elmira, New York 14902-1507
Telephone: 607-378-4107
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes and exhibits attached hereto, this "Statement") relates is Hardinge Inc., a New York corporation ("Hardinge" or the "Company"). Hardinge's principal executive offices are located at One Hardinge Drive, Elmira, New York, 14902-1507. Hardinge's telephone number at this address is (607) 734-2281.

Securities.

        The title of the class of equity securities to which this Statement relates is Hardinge Common Stock, $0.01 par value per share, including the associated rights to purchase shares of Series B Preferred Stock (the "Rights", and, together with the Hardinge Common Stock, the "Hardinge Common Shares") issued pursuant to the Rights Agreement, dated as of February 18, 2010, between Hardinge and Computershare Trust Company, N.A., as Rights Agent (the "Rights Agreement"). As of March 31, 2010, there were 11,610,789 Hardinge Common Shares outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

        The name, business address and business telephone number of Hardinge, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Offer.

        This Statement relates to the unsolicited offer by Indústrias Romi S.A, a Brazilian corporation ("Romi"), through its wholly owned subsidiary Helen Acquisition Corp., a New York Corporation ("Romi Sub"), as disclosed in the Tender Offer Statement on Schedule TO, dated March 30, 2010 (as amended or supplemented from time to time, the "Schedule TO"), to acquire each outstanding Hardinge Common Share for $8.00 net per share (without interest and subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in (i) the Offer to Purchase, dated March 30, 2010 (the "Offer to Purchase"), and (ii) the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitute the "Offer"). Romi and Romi Sub filed the Schedule TO with the Securities and Exchange Commission (the "SEC") on March 30, 2010. According to the Schedule TO, the Offer will expire at 12:00 midnight, New York City Time, on May 10, 2010 (the "Expiration Date"), unless Romi and Romi Sub extend the Offer.

        The purpose of the Offer as stated by Romi in the Schedule TO is to acquire control of, and the entire equity interest in, Hardinge. Romi has also indicated that it intends, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger or other similar business combination with Romi Sub or another direct or indirect subsidiary of Romi (the "Second-Step Merger"), although Romi has reserved the right not to do so. For further details regarding the Second-Step Merger, please see "Item 8.—Additional Information—Second-Step Merger."

        According to the Offer, Romi's obligation to acquire Hardinge Common Shares pursuant to the Offer is subject to numerous conditions, including the following, among others:

  •
  the "Minimum Condition"—there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Hardinge Common Shares that, when added to the Hardinge Common Shares already owned by Romi or any of its subsidiaries, shall constitute two-thirds of the then-outstanding Hardinge Common Shares on a fully diluted basis (including, without limitation, all Hardinge Common Shares issuable upon the exercise of any options, warrants, or rights (other than the Rights));

  •
  the "HSR Condition"—any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having expired or been terminated prior to the expiration of the Offer;

  •
  the "Rights Condition"—Romi Sub being satisfied, in its sole discretion, that Hardinge's Board of Directors has redeemed the Rights or that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Second-Step Merger;

  •
  the "Article Nine Condition"—Romi Sub being satisfied, in its sole discretion, that the Offer and the Second-Step Merger have been approved by Hardinge's Board of Directors for purposes of Article Nine of Hardinge's Restated Certificate of Incorporation, as amended ("Article Nine") or that the provisions of Article Nine are otherwise inapplicable to the Offer and the Second-Step Merger; and

  •
  the "Section 912 Condition"—Romi Sub being satisfied, in its sole discretion, that the Offer and the Second-Step Merger have been approved by Hardinge's Board of Directors for purposes of section 912 of the New York Business Corporation Law (the "NYBCL" and such section of the NYBCL, "Section 912") or that the provisions of Section 912 are otherwise inapplicable to the Offer and the Second-Step Merger.

        Further, according to the Offer, Romi Sub shall not be required to accept for payment any Hardinge Common Shares tendered pursuant to the Offer and may terminate or amend the Offer if any of the preceding conditions or any of the following conditions exist, which conditions are stated as being for the sole benefit of Romi and Romi Sub and may be asserted by Romi or Romi Sub in their sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied:

  •
  (1) there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any U.S. or non-U.S. national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality, commission or any U.S. or non-U.S. court, tribunal, or judicial or arbitral body (a "Governmental Authority"):

  (i)
  challenging or seeking to make illegal, delay, or otherwise, directly or indirectly, restrain or prohibit or make more costly, the making of the Offer, the acceptance for payment of any Hardinge Common Shares by Romi, Romi Sub or any other affiliate of Romi, or seeking to obtain damages in connection with the Offer or the Second-Step Merger;

  (ii)
  seeking to prohibit or limit the ownership or operation by the Company, Romi or any of their subsidiaries of all or any of the business or assets of the Company, Romi or any of their subsidiaries or to compel the Company, Romi or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of the Company, Romi or any of their subsidiaries;

  (iii)
  seeking to impose or confirm any limitation on the ability of Romi, Romi Sub or any other affiliate of Romi to exercise effectively full rights of ownership of any Hardinge Common Shares, including, without limitation, the right to vote any Hardinge Common Shares acquired by Romi Sub pursuant to the Offer or otherwise on all matters properly presented to the Company's shareholders;

  (iv)
  seeking to require divestiture by Romi, Romi Sub or any other affiliate of Romi of any Hardinge Common Shares; or

  (v)
  which otherwise would prevent or materially delay consummation of the Offer or the Second-Step Merger (collectively, the "No Lawsuits Condition").

  •
  (2) any clearances or approvals of any Governmental Authority other than in connection with the HSR Condition shall not have been obtained, or any applicable waiting periods for such clearances or approvals shall not have expired (the "Regulatory Clearance Condition").

  •
  (3) there shall have been any statute, rule, regulation, legislation or interpretation enacted, promulgated, amended, issued or deemed applicable to (i) Romi, the Company or any subsidiary or affiliate of Romi or the Company or (ii) the Offer and the Second-Step Merger, by any U.S. or non-U.S. legislative body or Governmental Authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (1) above (the "No New Law Condition").

  •
  (4) any event, circumstance, change or effect occurs or is threatened that, individually or in the aggregate with any other events, circumstances, changes and effects occurring after the date of the Offer is or may be materially adverse to the business, condition (financial or otherwise), assets, liabilities, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that, in Romi Sub's judgment, is or may be materially adverse to the Company or any of its affiliates, or Romi Sub becomes aware of any facts that, in its judgment, have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Hardinge Common Shares to Romi Sub or any of its affiliates (the "No Material Adverse Effect Condition").

  •
  (5) there shall have occurred (items (i)–(v) and item (vii) below, collectively, the "U.S./Brazil Equity, Credit and Currency Exchange Market Conditions"):

  (i)
  any general suspension of trading in, or limitation on prices for, securities on any national securities exchange in the United States or the Sao Paulo Stock Exchange–Bovespa;

  (ii)
  any decline, measured from the date of the Offer, in the Dow Jones Industrial Average, the NASDAQ Composite Index or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on the date of the Offer;

  (iii)
  a material change in United States dollar or Brazilian real currency exchange rates or a suspension of, or limitation on, the markets therefor;

  (iv)
  a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Federative Republic of Brazil;

  (v)
  any limitation (whether or not mandatory) by any government or Governmental Authority on the extension of credit by banks or other lending institutions;

  (vi)
  a commencement of a war or armed hostilities, terrorist attacks or other national or international calamity directly or indirectly involving the United States or Federative Republic of Brazil (with item (vii) below, the "No War Condition"); or

  (vii)
  in the case of any of the foregoing existing on the date of the Offer, a material acceleration or worsening thereof.

  •
  (6) (i) a tender or exchange offer for some or all of the Hardinge Common Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or Romi otherwise learns that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Hardinge Common Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Hardinge Common Shares) and other than as disclosed in a Schedule 13D or 13G on file with the Commission on or prior to the date of the Offer, (ii) any such person or group which, on or prior to the date of the Offer, had filed such a Schedule with the Commission has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person has filed a Notification and Report Form under the HSR Act, or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company (collectively, the "No Third Party Interest Condition") .

  •
  (7) the Company or any of its subsidiaries has (items (i)-(xi), collectively, the "No Significant Change or Action Condition"):

  (i)
  split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Hardinge Common Shares or its capitalization;

  (ii)
  acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Hardinge Common Shares or other securities;

  (iii)
  issued or sold, or authorized or proposed the issuance or sale of, any additional Hardinge Common Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Hardinge Common Shares pursuant to and in accordance with the terms in effect as of the date of the Offer, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock;

  (iv)
  permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company;

  (v)
  declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, other than regular quarterly dividends on Hardinge Common Shares declared and paid in cash at times and in amounts consistent with past practice;

  (vi)
  altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Second-Step Merger);

  (vii)
  authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice;

  (viii)
  authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Romi Sub's judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Hardinge Common Shares to Romi Sub or any of its subsidiaries or affiliates;

  (ix)
  entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Hardinge Common Shares by Romi Sub or its consummation of any merger or other similar business combination involving the Company;

  (x)
  except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Romi Sub shall have become aware of any such action which was not previously announced; or

  (xi)
  amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Romi Sub becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed prior to the date of the Offer (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Second-Step Merger).

  •
  (8) Romi Sub becomes aware (items (i)–(ii) below, collectively, the "No Adverse Effect on Contracts Condition"):

  (i)
  that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Romi Sub or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company; or

  (ii)
  of any covenant, term or condition in any instrument, license or agreement of the Company or any of its subsidiaries that, in its judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Hardinge Common Shares to Romi Sub or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Hardinge Common Shares by Romi Sub or its consummation of a merger or other similar business combination involving the Company).

  •
  (9) Romi Sub or any of its affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other similar business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries, or Romi Sub and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated.

  •
  (10) the Company or any of its subsidiaries shall have:

  (i)
  granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in Romi Sub's judgment, constitutes a "lock-up" device (including, without limitation, a right to acquire or receive any Hardinge Common Shares or other securities, assets or business of the Company or any of its subsidiaries); or

  (ii)
  paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase.

        The Offer also states that the conditions described above are for the sole benefit of Romi and Romi Sub and may be asserted by Romi or Romi Sub regardless of the circumstances giving rise to any such condition or may be waived by Romi or Romi Sub in whole or in part at any time and from time to time prior to the expiration of the Offer in their sole discretion.

        For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

        The Schedule TO states that the principal executive offices of Romi are located at Avenida Pérola Byington 56, Santa Bárbara do Oeste, SP, Brazil, 13453-900 and that the telephone number of its principal executive officer is +55-19-3455-9000.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described in this Statement or in the excerpts from the Hardinge Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 26, 2010 (the "2010 Proxy Statement"), relating to the 2010 Annual Meeting of Shareholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Hardinge or any of its affiliates, on the one hand, and (i) Hardinge or any of its executive officers, directors or affiliates, or (ii) Romi, Romi Sub or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2010 Proxy Statement: "Security Ownership of Certain Beneficial Owners" (excerpts), "Executive Compensation", "Compensation Discussion and Analysis", "Summary Compensation Table", "Grants of Plan-Based Awards", "Outstanding Equity Awards At Fiscal Year-End", "Option Exercises and Stock Vested", "Pension Benefits", "Potential Payments Upon Termination or Change in Control", and "Director Compensation".

        Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Romi.

        Hardinge and Romi have had certain interactions in the ordinary course of their respective businesses. Through 2008, Hardinge purchased products in the ordinary course of business from Romi and its subsidiaries.

        According to the Offer, as of March 30, 2010, Romi was the beneficial owner of 11,090 Hardinge Common Shares, which represent less than 0.1% of the outstanding Hardinge Common Shares on February 28, 2010, on a fully diluted basis.

Consideration Payable to Directors and Officers Pursuant to the Offer and the Second-Step Merger.

        If Hardinge's directors and executive officers were to tender any Hardinge Common Shares they own pursuant to the Offer, they would receive the same consideration per share as Hardinge's other shareholders and on the same terms and conditions as Hardinge's other shareholders. As of March 9, 2010, Hardinge's directors and executive officers set forth on Annex B hereto owned an aggregate of 401,471 Hardinge Common Shares (including Hardinge Common Shares subject to forfeiture and restrictions on transfer granted under Hardinge's 2002 Incentive Stock Plan, attached as Exhibit (e)(6) and incorporated herein by reference, as well as options to purchase Hardinge Common Shares exercisable within 60 days of March 9, 2010 issued under such plan). If such directors and executive officers were to tender all of such Hardinge Common Shares pursuant to the Offer and each Hardinge Common Share was acquired for $8.00 per Hardinge Common Share, such directors and executive officers would receive an aggregate of approximately $3,211,768. As discussed below under "Item 4.—The Solicitation or Recommendation", to the knowledge of the Company, none of the Company's directors or executive officers currently intends to tender any of their Hardinge Common Shares for purchase pursuant to the Offer.

        Consummation of the Offer would constitute a change of control of Hardinge under the 2002 Stock Incentive Plan, pursuant to which stock options, restricted stock awards and performance shares are issued. The 2002 Stock Incentive Plan provides that, upon a change of control of Hardinge, (1) any incentive awards granted under the plan that are outstanding as of the date of such change in control and not then exercisable and vested become fully exercisable and vested with all restrictions on the incentive awards immediately lapsing and (2) all outstanding stock options granted under the plan become fully exercisable and, during the 60 days from and after such change in control, optionees may elect to surrender all or part of their options and receive cash in an amount equal to the number of shares of stock underlying such surrendered options multiplied by the excess, if any, of the Change in Control Price (defined under the 2002 Stock Incentive Plan to mean, in the case of a tender offer such as the Offer, the highest price paid in such tender offer or, in the case of a director or officer optionee who is subject to Section 16(b) of the Exchange Act and holds an option granted within 240 days of the change in control, the fair market value of the underlying stock on the date the option is exercised, cancelled or cashed out pursuant to the terms of the plan) (such election, the "Change in Control Cash Out") over the exercise price per share with respect to such surrendered stock option. In certain cases, the Change in Control Cash Out is mandatory. For further information, please see Exhibits (e)(1) and (e)(6) to this Statement.

Potential Severance and Change in Control Payments.

        Hardinge has previously entered into written employment agreements with Mr. Richard L. Simons, Mr. Edward J. Gaio and Mr. Douglas C. Tifft, pursuant to which such executive officers are entitled to certain benefits and severance payments upon a termination of their employment under certain circumstances in connection with a change in control of Hardinge, as described below and more fully described in Exhibit (e)(1) to this Statement and incorporated herein by reference. The Offer, if consummated, would constitute a "change in control" (as such term is defined in the employment agreements) for purposes of each of these employment agreements. The respective employment agreements and associated amendments for these executive officers are filed as Exhibits (e)(7)–(e)(12) to this Statement.

        In the case of a change of control, the term of each executive's employment agreement will be automatically extended for a period of two years following the date of the change of control. If an executive's employment is terminated without cause or the executive resigns for good reason within six months after a change of control, or resigns for any reason more than six months following a change of control, he will be entitled (i) to receive payments equal to one and one-half times the sum of his base salary in effect immediately prior to his termination or resignation (or as in effect immediately prior to the change of control, if higher) and his average annual bonus for the three years preceding the change of control, and (ii) to participate, at the Company's expense, in the Company's welfare benefit plans for a period of three years following his resignation or termination. Such cash payments are subject to reduction to the extent necessary to prevent any amounts or benefits due from being deemed "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code. In addition, under certain change of control-related circumstances of termination or resignation (as more fully described in the tables set forth in Exhibit (e)(1) to this Statement and incorporated herein by reference), some long-term incentive awards become fully vested.

        The Company has also entered into an agreement with Mr. James P. Langa (executive officer of the Company, serving as Vice President Global Engineering, Quality and Strategic Sourcing) which provides that if Mr. Langa's employment is terminated by the Company as a result of a change of control, Mr. Langa will be entitled to payments equal to his base salary for six months.

        The above summary and description of the employment agreements is qualified in its entirety by reference to Exhibit (e)(1) to this Statement and to the employment agreements filed as Exhibits (e)(7)–(e)(12) to this Statement and incorporated herein by reference.

Director Compensation.

        The Company's compensation arrangements for directors who are not also full-time employees of the Company are as follows:

Director Compensation Arrangements
Director Fees	$35,000 per year, $24,500 of which is paid in shares of the Company's Common Stock and $10,500 of which is paid in shares or cash, at the director's election. Entire fee is paid at the beginning of the year.
Committee Chair Fees
$8,000 per year for the Chairman of the Audit Committee; $4,000 per year for the Chairman of other committees. Entire fee is paid at the beginning of the year. In January 2010, all such fees for Committee Chairmen were reduced by 10%.
Meeting Fees	$1,500 for each board meeting attended prior to May 2009; $1,000 for each committee meeting attended prior to May 2009. In May 2009, all such meetings fees were reduced by 10%.

        Non-employee directors receive no other form of compensation such as stock option awards, incentive pay, or retirement benefits. They are reimbursed for expenses (including costs of travel, food and lodging) incurred in attending Board, committee and shareholder meetings and also reimbursed for reasonable expenses associated with other Hardinge business activities. Hardinge also pays premiums on directors' and officers' liability insurance policies covering directors.

        In addition, Mr. Kyle Seymour, Chairman of the Board, was paid $84,000 in 2009 for his service as Chairman of the Company's Board of Directors. Additional information concerning compensation provided by Hardinge to non-employee directors for the fiscal year ended December 31, 2009 is contained in Exhibit (e)(1) to this Statement, which is incorporated herein by reference.

Indemnification of Directors and Officers

        Sections 721 and 722 of the NYBCL permit a corporation to indemnify directors and officers against judgments, other final adjudications, penalties, fines, amounts paid in settlements and reasonable expenses (including attorney fees) actually incurred by them in connection with any action or proceeding or any appeal therein to which they may be a party by reason of their service in those capacities, unless it is established that (i) such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated; or (ii) such person personally gained in fact a financial profit or other advantage to which such indemnified person is not legally entitled.

        Pursuant to Article 11 of Hardinge's Restated Certificate of Incorporation, as amended, the directors of Hardinge shall not be liable to Hardinge or its shareholders for any breach of duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under applicable law. Article XI of Hardinge's By-Laws, as amended, provides for mandatory indemnification of Hardinge's directors and officers to the maximum extent permitted by law, provided that no such indemnification shall be made if a judgment or other final adjudication adverse to such person establishes that (i) such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or (ii) such person personally gained in fact a financial profit or other advantage to which he was not legally entitled, and provided further that no such indemnification shall be required with respect to any settlement or other non-adjudicated disposition of any threatened or pending proceeding unless the corporation has given its prior consent to such settlement or other disposition. Hardinge's By-Laws, as amended, also set forth that such provisions shall not limit or affect any other right of any person to indemnification or to advancement of expenses (including attorneys' fees, costs and charges) under any statute, rule, regulation, certificate of incorporation, by-law, resolution of directors or shareholders, insurance policy, contract or otherwise, and that the right to indemnification and advancement of expenses under such Article XI shall be deemed a contract right.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

        After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Hardinge's financial and legal advisors, the Board, by unanimous vote at a meeting held on April 2, 2010, concluded that the Offer is grossly inadequate, opportunistic and not in the best interests of Hardinge and its shareholders.

        Accordingly, for the reasons described in more detail below, the Board unanimously recommends that Hardinge's shareholders reject the Offer and NOT tender their Hardinge Common Shares in the Offer.

        If you have tendered your Hardinge Common Shares, you can withdraw them. For assistance in withdrawing your Hardinge Common Shares, you can contact your broker or Hardinge's information agent, Okapi Partners LLC, at the address, phone number and email address below.

Okapi Partners LLC
780 Third Ave, 30th Floor
New York, NY 10017
Telephone: (877) 279-2311
Email: info@okapipartners.com

        Please see "—Reasons for Recommendation" below for further detail.

Background of the Offer and Reasons for Recommendation.

Background of the Offer.

        Hardinge and Romi have had certain interactions in the ordinary course of business. Through 2008, Hardinge purchased products in the ordinary course of business from Romi and its subsidiaries.

        On October 5, 2009, Mr. Livaldo Aguiar dos Santos, Chief Executive Officer of Romi, and Mr. Richard L. Simons, President and Chief Executive Officer of Hardinge, met at a dinner promoted by a common supplier and discussed certain matters relating to their industry.

        On November 9, 2009, Mr. Simons received a telephone call from Mr. dos Santos who suggested that representatives of Romi's management visit Hardinge's head office in Elmira, New York, to discuss possible ways for the two companies to collaborate together. The visit occurred on November 19, 2009, when Mr. dos Santos and other representatives of Romi were given a tour of Hardinge's facilities in Elmira by Mr. Simons and other members of Hardinge's management team. At that meeting, Mr. dos Santos raised the possibility of a business transaction between the companies. Over the next few weeks, Romi reiterated its potential interest in pursuing a transaction with Hardinge, and Mr. Simons received a draft confidentiality agreement from Romi's financial advisors on November 25, 2009.

        Mr. Simons updated the Hardinge Board of Directors at its December 8, 2009 meeting, at which the Board expressed a general concensus that it was not an opportune time to pursue a sale of the Company.

        On December 14, 2009, Mr. dos Santos sent a letter to Mr. Simons stating that Romi was prepared to engage in negotiations for an acquisition of Hardinge through an all-cash transaction "at a price representing a significant premium above Hardinge's current market price."

        On December 15, 2009, Mr. Simons replied to Mr. dos Santos by e-mail, the text of which is below:

        Dear Livaldo,

        Thank you for your letter. I am leaving Taiwan for China today and will be returning to Elmira on the 20th. I will respond formally when I return. The general feeling of the Board of Directors is that this would not be an opportune time to sell the company as we have the liquidity to survive the downturn and we anticipate once we turn the corner on a profitability standpoint, the value of the company will show meaningful appreciation. Also, we will most likely have growth opportunities of our own.

        Of course, it comes down to the definition of "significant premium above Hardinge's current market" and how that matches to what we believe our medium term outlook is. I do think it is appropriate to continue to talk. When I return, I will engage our investment bankers in the process.

        Best Regards,

        Rick S.

        On December 21, 2009, Mr. Simons contacted a representative of Jefferies & Company, Inc. ("Jefferies") to discuss the letter sent by Romi on December 14, 2009.

        On December 23, 2009, Mr. Simons sent the following message by email to Romi's CEO:

        Dear Livaldo,

        I am back from Asia and catching up on a backlog of work. 2009 has been a long and challenging year.

        As I mentioned in my last email, I did discuss the potential for a transaction with Romi with my Board of Directors. At this point, the Board does not believe it is in the interest of our shareholders to consider a sale of the company at the current market price nor even at traditional acquisition premium levels.

        We have the liquidity to manage through a slow start to 2010 and believe that the valuation of the company will improve significantly when we turn the corner on performance sometime in the year. A typical premium of 30% to 40% does not get us to a valuation that we believe would reflect the long term value of the company. Furthermore, if we were to consider such an offer, the Board would be compelled to begin a process to offer other potential suitor companies an opportunity (there are a couple of others who have contacted us). While I agree that consolidation of the industry may be a needed direction, we do not believe it is appropriate for Hardinge to begin such a process at this time.

        However, if you are prepared to offer a price that reflects historical valuations, book value per share, and specifically double digit share price and were willing to commit to that in your letter, then I would send the letter on to the Board for their consideration. Of course this offer would be based upon information about Hardinge already in the public domain. Such a level might be considered a preemptive bid which could push the Board to consider a sale on an exclusive basis.

        If you and your Board are not in a position to consider a bid based on the expectations outlined above, I would suggest that we keep each other in mind and watch to see how the year ahead develops.

        In the meantime, I hope you have a Merry Christmas and a Happy Holiday Season.

        Best Regards,

  /s/ Richard (Rick) L. Simons
  President/CEO
  Hardinge Inc.
  One Hardinge Drive
  Elmira, NY 14902

        On December 30, 2009, Mr. dos Santos sent a letter to Mr. Simons which contained an indicative proposal for an acquisition of Hardinge by Romi, at a cash consideration in the range of $7.50 to $8.00 per share, subject to due diligence. Mr. dos Santos stated in his letter that Romi reserved the right to explore all options with respect to a potential combination if Hardinge did not engage in formal discussions with Romi.

        On January 6, 2010, Hardinge's Board of Directors held a board meeting by telephone conference, which included members of senior management and representatives of Jefferies, Hardinge's financial advisor, for the purpose of discussing the recent correspondence received from Romi. During this meeting, the participants discussed Romi's proposal and the process for evaluating the proposal.

        On January 11, 2010, Mr. Simons sent a letter to Mr. dos Santos indicating that Hardinge was in the process of reviewing Romi's offer. Mr. Simons reiterated this from time to time following contacts by email and voicemail from Mr. dos Santos emphasizing Romi's desire to move forward with negotiations quickly.

        On January 22, 2010, Hardinge entered into an engagement letter with Jefferies to act as the company's financial advisor in connection with evaluating possible transactions.

        On January 25, 2010, another meeting of Hardinge's Board of Directors was held by telephone conference, also attended by members of senior management of Hardinge and representatives of Jefferies. At this meeting, the Board, management and Jefferies further discussed Romi's proposal. In addition, Jefferies presented its financial analysis of Hardinge, previously delivered to the Board, based on the Company's financial projections and other relevant factors. Following further consideration and discussions, the Board unanimously concluded that Romi's December 30 proposal was inadequate, and that further discussions with Romi at this time were not in the best interests of Hardinge shareholders.

In accordance with this decision, on January 26, 2010 Mr. Simons sent Mr. dos Santos a letter stating that "after careful consideration and discussion, our Board of Directors has come to the conclusion that your proposal is not in the best interest of our shareholders at this time."

        On February 4, 2010, by means of a letter to Hardinge's Board of Directors and press release, Romi made public an unsolicited proposal to acquire all outstanding common stock of Hardinge for cash consideration of $8.00 per share, subject to various conditions and requirements. The full text of such letter is set forth below:

        February 4, 2010

  Board of Directors of Hardinge Inc.
  One Hardinge Drive
  Elmira, NY 14902-1507
  Attention: Mr. Kyle H. Seymour, Chairman of the Board of Directors

        Dear Sirs:

        As you are aware, Romi communicated its initial interest in pursuing a potential transaction with Hardinge on November 19, 2009 and has, during the past two months, consistently and repeatedly continued to convey our interest in a combination with Hardinge. We are disappointed that Hardinge has refused to engage in meaningful dialogue to explore the merits and potential terms of a transaction. Nonetheless, we continue to believe that a transaction will create a compelling combination that makes excellent strategic sense.

        We are writing to offer to acquire 100% of the outstanding common stock of Hardinge for cash consideration of $8.00 per share. This price represents a premium of over 63% to Hardinge's share price on December 14, 2009, when we first formally made our intentions known to Hardinge. The transaction will be funded entirely from Romi's internal resources and will not be subject to any financing condition.

        As Hardinge has not provided due diligence information to Romi, despite our repeated requests to gain access to such materials, our offer is by necessity based solely on publicly available information. We continue to encourage Hardinge to enable us to begin an accelerated due diligence process, and our offer is subject to the execution of a mutually acceptable definitive merger agreement containing customary closing conditions, including requisite shareholder and regulatory approvals and the absence of any material adverse change in Hardinge's business. Our team remains prepared to immediately begin the due diligence process and to simultaneously negotiate a merger agreement. As you know, we sent a confidentiality agreement to Hardinge on November 25, 2009 in order to commence the due diligence process, but to date we have not received any indication of Hardinge's willingness to sign that agreement.

        As we have stated in our previous correspondence to Mr. Richard L. Simons, President and Chief Executive Officer of Hardinge, we believe that our offer presents Hardinge shareholders with the opportunity to monetize their investment at a very attractive premium to current trading prices. We also believe that this transaction offers significant strategic benefits for both of our companies. We are excited for the opportunity to create a stronger entity with a global enhanced operating platform. Together our combined portfolio, geographic diversification and exposure to global emerging markets will create a leader in machine tool manufacturing with a strong and diversified global platform for the machine tools business, enhanced innovation potential and an opportunity to accelerate growth in key Asian, Latin American and other markets.

        We are confident that our management, in conjunction with Hardinge, will successfully integrate our companies. We see great opportunities for the employees of Hardinge to join our team and intend to maintain a strong presence in Elmira, New York.

        We are committed to completing a transaction with Hardinge and our Board of Directors has unanimously approved the submission of this offer. It remains our strong preference to work together towards a negotiated transaction, but if necessary we are prepared to take our offer directly to your shareholders.

        We look forward to the Hardinge Board and senior management team's careful consideration of what we believe is a very attractive offer. We hope to promptly begin an open dialogue to complete this compelling transaction.

        Sincerely,

        /s/ Livaldo Aguiar dos Santos

  Livaldo Aguiar dos Santos
  Indústrias Romi S.A.

  cc: Richard L. Simons
  Chief Executive Officer
  Hardinge Inc.

        On the same date, Hardinge's Board of Directors held a board meeting by telephone conference, which included members of senior management and representatives of Jefferies. Those in attendance discussed Romi's unsolicited proposal and courses of action, and the Board decided to hire special legal counsel with experience and expertise in similar type matters.

        On February 5, 2010, by way of press release, Hardinge publicly confirmed receipt of Romi's unsolicited proposal, and said Hardinge's Board of Directors would evaluate the unsolicited proposal from Romi with its financial and legal advisers and make a determination in due course.

        On February 8, 2010, Hardinge's Board of Directors met by telephone with members of senior management, as well as representatives from Jefferies and Wachtell, Lipton, Rosen & Katz, whom Hardinge had engaged as legal advisors in connection with Romi's unsolicited proposal ("Wachtell Lipton," and together with Jefferies, the "Advisors"). During this meeting, the participants discussed Romi's proposal, the fiduciary duties of the Board members in connection with the proposal and responding to the offer, the process and options for evaluating and responding to Romi's proposal.

        During the week commencing February 8, 2010, Hardinge engaged Okapi Partners as its proxy solicitor and information agent and Sard Verbinnen & Co. to assist it in connection with public and investor communications with respect to Romi's unsolicited proposal.

        On February 15, 2010, Hardinge's Board of Directors met in person at Hardinge's headquarters in Elmira, New York, with members of senior management and representatives of the Advisors in attendance and other representatives of Hardinge's advisors on the telephone. At that meeting, the Board of Directors continued with its prior discussions and analysis regarding Romi's unsolicited bid, and reviewed input received at the meeting from management and the Advisors from financial, legal, industrial and strategic standpoints. The Board discussed threats to Hardinge and its shareholders posed by Romi's unsolicited proposal and possible responses to protect the company against those threats, including a short-term shareholder rights plan. After a lengthy discussion it was the sense of the Board that the Romi bid was grossly inadequate and opportunistic and that the Company and its shareholders would do better pursuing the Company's business plan. The Board decided to recess and continue to consider the matters on February 17, 2010.

        On February 17, 2010, Hardinge's Board of Directors reconvened and met by telephone with members of senior management and representatives from the Advisors. After further discussion regarding Romi's $8.00 per share proposal and potential responses, the Board, by unanimous vote, determined to (i) reject Romi's unsolicited proposal to purchase all of the Company's outstanding shares for $8.00 per share as grossly inadequate, opportunistic and not in the best interests of Hardinge and its shareholders, and (ii) adopt a one-year shareholder rights plan on the terms reviewed in board meetings and described in the materials previously distributed to the board members. See "Item 8—Additional Information—Shareholder Rights Plan" below.

        On the morning of February 18, 2010, Mr. Simons sent the following letter to Mr. dos Santos:

        February 18, 2010

  Livaldo Aguiar dos Santos
  Chief Executive Officer
  Industrias Romi S.A.
  Avenida Perola Byington, 56
  Santa Barbara d'Oeste -SP—Brazil
  CEP 13453-900

        Dear Mr. dos Santos:

        The Board of Directors of Hardinge, with the assistance of its financial and legal advisors, has carefully considered your unsolicited proposal to acquire Hardinge. Based on this thorough examination, our Board concluded that your offer is grossly inadequate, opportunistic and not in the best interests of Hardinge and its shareholders.

        As you know, including from our prior communications, Hardinge's business and share price have been depressed by the extreme global economic downturn and financial crisis. We understand why it makes sense for Romi to attempt to acquire Hardinge at the bottom of the economic cycle, and at a time when the economic recovery is in sight (especially since you know the machine tool industry trails broader economic trends). However, we do not believe it is advisable for Hardinge to pursue a sale of the company at this time, and most certainly not for the grossly inadequate price you are offering. Hardinge is well capitalized to emerge from this economic cycle, and is well-positioned to benefit strongly as our industry participates in the global economic recovery.

        Sincerely,

/s/ Kyle H. Seymour	/s/ Richard L. Simons
Kyle H. Seymour	Richard L. Simons
Non-Executive Chairman of the Board	President & Chief Executive Officer

        Shortly after sending the above letter to Romi, Hardinge issued a press release disclosing the letter. Also on February 18, 2010, Hardinge entered into the Rights Agreement.

        On February 19, 2010, Romi issued a press release stating that it would study with its advisors Hardinge's 2009 results and that, although it remained Romi's preference to sit down with the Hardinge Board to reach a mutually agreeable transaction, if necessary Romi would take its offer directly to Hardinge's shareholders.

        On March 25, 2010, a representative of HSBC, Romi's financial advisor, contacted a representative of Jefferies by telephone to inquire as to whether the Company was willing to enter into a strategic dialogue regarding Romi's $8.00 per share proposal previously rejected by Hardinge. HSBC was informed that there had been no change in the views of the Hardinge Board with respect to that proposal.

        On March 30, 2010, Romi and Romi Sub commenced the Offer at the same $8.00 price per share in cash as in the proposal described in Romi's letter dated February 4, 2010 that had been previously rejected by the Board. On the same day, Hardinge issued a press release advising its shareholders to defer taking any action in response to the Offer and informing its shareholders that Hardinge's Board of Directors, consistent with its fiduciary duties and in consultation with its independent financial and legal advisors, would review the Offer and make a recommendation to its shareholders regarding the Offer within ten business days via a solicitation/recommendation statement on Schedule 14D-9.

        On April 2, 2010, Hardinge's Board of Directors met by telephone conference with its Advisors to review the terms of the Offer and Hardinge's response. Following presentations from management and the Advisors from financial, legal, industrial and strategic standpoints and a discussion of the Offer, the Hardinge Board unanimously determined, consistent with its prior determination, that the Offer is grossly inadequate, opportunistic and not in the best interests of Hardinge and its shareholders. Accordingly, the Hardinge Board unanimously determined to recommend that the Hardinge shareholders reject the Offer and not tender their Hardinge Common Shares into the Offer.

Reasons for Recommendation.

        The Offer features the same economic terms as the unsolicited proposal submitted by Romi to Hardinge on February 4, 2010 and previously rejected by the Board. Additional terms and conditions are included in the Offer. After considering its fiduciary duties under applicable law and consulting with senior management and the Company's financial and legal advisors, the Board unanimously determined that the Offer is not in the best interests of Hardinge and its shareholders and consequently RECOMMENDS THAT HARDINGE'S SHAREHOLDERS SHOULD REJECT THE OFFER AND NOT TENDER THEIR HARDINGE COMMON SHARES IN THE OFFER.

        The Board believes, based on the factors further described below, that the Offer is not in the best interests of Hardinge and its shareholders because the Offer, among other things, is grossly inadequate, is opportunistically timed to exploit the temporary impact of the global economic downturn on the machine tool industry, and fails to reflect the expected benefits of Hardinge's strategic plan and business initiatives for delivering medium- and long-term value for Hardinge and its shareholders. The Board's determinations were informed by the Board's understanding of and familiarity with Hardinge's business, industry, financial condition, results of operations, current business strategy and future prospects, which management and the Board believe, for reasons described below, have not been fully reflected in Hardinge's results of operations or share price, particularly in light of the anticipated rebound in the machine tool industry. The Hardinge Board believes that the execution of Hardinge's strategic plan will deliver superior value to Hardinge shareholders than the consideration offered in the Offer. In reaching the conclusions and making the recommendation described above, the Hardinge Board also took into account advice received from its financial and legal advisers and took into account numerous factors, including the material factors listed below.

The Board's belief that Hardinge is well-positioned to emerge strongly from the current economic downturn and to benefit significantly as the machine tool industry recovers.

        Hardinge designs, manufactures and distributes machine tools used in a broad set of end markets and for most of the key industrialized countries around the world. Like many participants in its industry as well as its customers, Hardinge has been affected by the global economic recession and financial crisis. The Board and management note that such economic downturns have historically impacted the valuations of companies in more cyclical market sectors, such as Hardinge, to a greater extent than the overall market. The Board believes that Hardinge and its shareholders are poised to realize significant benefits as the industry recovers from this highly challenging economic environment and as industrial production rebounds in Hardinge's key geographical markets. Primarily for this reason, the Board believes that this is not an advantageous time to seek to sell Hardinge.

        The Board believes that Hardinge's key long-term value drivers, which include, among others, the Company's strong and established brand names, value-added product lines, global manufacturing footprint, and significant opportunities in Asia, coupled with actions taken by management in 2008 and 2009 to reduce costs, position Hardinge to outperform any market improvement and provide shareholders with significant upside during a recovery.

        The Board notes that a successful acquisition of Hardinge by Romi at this time would enable Romi, instead of Hardinge shareholders, to capture the benefits of Hardinge's improved financial performance in such a recovery.

The Board's belief that the Offer is grossly inadequate.

        The Board does not believe that the $8.00 per Hardinge Common Share price offered in the Offer reflects the underlying value of Hardinge's assets, operations and growth prospects, and the significant additional value that the Board and senior management believe would result from the continued implementation of Hardinge's strategic plan. Specifically, the Board believes the Offer is significantly disadvantageous to Hardinge and its shareholders for many reasons, including that:

  •
  The Offer severely undervalues key strengths of Hardinge, including its:

  •
  comprehensive product and service offerings and market-leading brands;

  •
  deep industry expertise;

  •
  globally balanced sales and manufacturing platform;

  •
  dependable customer base serving blue chip companies in a wide range of end markets;

  •
  sustained track record of successful strategic acquisitions and alliances; and

  •
  highly experienced management team.

  •
  Recent developments justify a significantly higher valuation, including that:

  •
  the funded status of Hardinge's pension plans has improved by approximately $27 million as of December 31, 2009; the Board notes that this material improvement was only announced after Romi first made its $8.00 per share proposal and yet Romi commenced its tender offer at the same price without giving any credit for this new development;

  •
  operational improvement initiatives, further described below, have generated annual fixed cost savings of approximately $30 million for Hardinge;

  •
  market conditions are stabilizing, with significant strength in Asia, a region offering substantial opportunities for the Company;

  •
  Hardinge has strong cash reserves and no significant debt load (as of December 31, 2009, Hardinge had a net cash position of $19.6 million, with cash and cash equivalents having steadily increased year-over-year since 2007 to $24.6 million and debt declining since 2007 by approximately 82% as of year end 2009 to $5.0 million); and

  •
  Inventory levels have been reduced significantly.

  •
  Various value-creating and cost-saving initiatives have provided additional value to Hardinge and its shareholders, which is not reflected in the Offer. The Board also believes that the implementation of Hardinge's current and future plans will bring additional value to Hardinge and its shareholders. Several initiatives undertaken by Hardinge in 2008 and 2009 have significantly improved the Company's operating cost structure, working capital levels and business model, which has generated annual fixed cost savings of approximately $30 million and a significantly reduced breakeven point in U.S. operations. The specific actions Hardinge has taken to drive long-term value include:

  •
  streamlining distribution channels by re-focusing direct sales and distribution partners on Hardinge's key geographic markets (including key developing "BRIC" markets);

  •
  realigning the U.S. distribution structure to employ premier distributors that are technically and financially strong and consolidating European sales and distribution organizations;

    •
    discontinuing machine parts manufacturing in Hardinge's U.S. facility (historically a significant drag on earnings) and refocusing U.S. manufacturing on design and assembly, critical components and workholding manufacturing; and

    •
    focusing on new product engineering for higher-end products, and eliminating several unprofitable product lines.

  •
  Hardinge's book value per share, based on December 31, 2009 shareholders' equity and the March 31, 2010 outstanding share count, is $13.91 per share ($14.00 per share using the December 31, 2009 share count), significantly higher than the consideration proposed in the Offer.

The Board's belief that the Offer is opportunistic.

        The Board believes that Romi, a fellow industry participant, recognizes the significant medium- and long-term value creation potential of Hardinge's assets and strategic plan, recent value-creation and cost-saving initiatives and potential returns from the pursuit of new marketplace opportunities, and has opportunistically timed its Offer to acquire Hardinge before the full impact of these factors and the industry's recovery (which tends in the Board's view to trail broader economic trends) can be reflected in Hardinge's results of operations and share price.

        The Board believes that the Offer, if consummated, would deprive all Hardinge shareholders, including those that do not accept the Offer, of the opportunity to realize the full value of their investment in Hardinge, enabling Romi to capture the upside in the recovery for itself.

        The Board also notes that, even though after Romi first made its $8.00 per share proposal Hardinge announced an approximate $27 million improvement in the funded status of its pension plans, Romi commenced its tender offer at the same $8.00 price previously proposed without giving any credit for this improvement, which the Board also considers opportunistic.

The fact that the Offer values Hardinge at a price significantly below historical valuations.

        Prior to the fourth quarter of 2008, when the economic recession took a significant toll on Hardinge and the machine tool industry as a whole, the market price of Hardinge common stock regularly traded in the double digits, ranging from the mid-teens to significantly higher trading levels in previous periods.

        The Board, in consultation with senior management and its financial advisors, believes that a double digit stock price for Hardinge Common Shares is realistically attainable in the medium term if management projections are met, with the key variables being how soon the industry will turn upward and the strength of the rebound.

The fact that the Offer values Hardinge at a price significantly below current trading levels.

        The market price of Hardinge common stock has remained above the Offer price of $8.00 per Hardinge Common Share since the public announcement of the Offer on March 30, 2010 and since February 4, 2010, the date on which Romi publicized its $8.00 per share proposal. The closing price per Hardinge Common Share on the NASDAQ Global Select Market on April 1, 2010, the last trading day prior to the date of this Statement and the Board's April 2, 2010 meeting, was $9.03. The Hardinge Board believes that this reflects the widely held view among Hardinge's shareholders that the Offer price of $8.00 per Hardinge Common Share is inadequate.

The fact that the Offer is highly conditional.

        As further described under Item 2 and in Annex A of this Statement, the Offer includes many conditions to the obligations of Romi and Romi Sub, several of which are vague, have very low thresholds or give Romi and Romi Sub broad discretion to determine whether or not they are satisfied, resulting in substantial uncertainty as to whether Romi and Romi Sub would be obligated to consummate the Offer. In total there are over twenty conditions, each of which must be satisfied before Romi and Romi Sub will be obligated to purchase any Hardinge Common Shares tendered into the Offer, including, among others, the following:

  •
  the Minimum Condition;

  •
  the HSR Condition;

  •
  the Rights Condition;

  •
  the Article Nine Condition;

  •
  the Section 912 Condition;

  •
  the No Lawsuits Condition;

  •
  the Regulatory Clearance Condition;

  •
  the No New Law Condition;

  •
  the No Material Adverse Effect Condition;

  •
  the U.S./Brazil Equity, Credit and Currency Exchange Market Conditions;

  •
  the No War Condition;

  •
  the No Significant Change or Action Condition;

  •
  the No Third Party Interest Condition;

  •
  the No Adverse Effect on Contracts Condition; and

  •
  other conditions contained in the Offer.

        The effect of these and other conditions is that Hardinge shareholders, even if any of them favor the Offer, cannot be assured that Romi and Romi Sub will be required to, or will, consummate the Offer.

The Board's belief that the Offer is coercive.

        The Board believes that a tender offer for a small-cap company like Hardinge is structurally coercive because shareholders may be concerned that if they do not tender their shares in the offer they may be left holding illiquid securities, because of the small public float and the risk that the issuer is delisted.

        The terms of the Offer further validate this concern and justify the Board's prior actions. In the Offer, Romi and Romi Sub indicate that even if the Offer is consummated, they reserve the right not to propose the Second-Step Merger "or any other merger or other similar business combination with the Company or to propose such a transaction on terms other than those described" (including with respect to economic terms) in the Offer. The Offer indicates that Romi and Romi Sub have broad discretion to determine not to proceed with the Second-Step Merger for a number of reasons, including a change in economic or market conditions and "other unforeseen factors."

        In addition, the Offer states the following: "If you decide not to tender your shares in the offer and the merger does not occur, and we purchase all the tendered shares, there may be so few remaining shareholders and publicly held shares that the shares will no longer be eligible to be traded through the NASDAQ Global Select Market or any other securities market, there may not be a public trading market for the shares, and Hardinge Inc. may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies." The Board believes that this language is coercive.

        The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer and the transaction proposed thereby. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial consideration and prospects of the Company, taking into account the advice of the Company's financial and legal advisors. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation, although the Board did generally consider the first three factors discussed above (the Board's belief that Hardinge is well-positioned to benefit from the economic recovery, and that the Offer is grossly inadequate and opportunistic) to be the most important factors. The recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have assigned different weights to different factors. Further, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described above under "Item 3—Past Contacts, Transactions, Negotiations and Agreements."

        Accordingly, the Board unanimously recommends that Hardinge's shareholders reject the Offer and NOT tender their Hardinge Common Shares in the Offer.

Intent to Tender.

        To the knowledge of Hardinge, after making reasonable inquiry, none of Hardinge's directors, executive officers, affiliates or subsidiaries currently intends to tender any Hardinge Common Shares held of record or beneficially owned by such person pursuant to the Offer.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        Hardinge has retained Jefferies to act as Hardinge's financial advisor in connection with the Offer and related matters. Hardinge has agreed to pay Jefferies certain customary fees for its services, portions of which became payable upon its engagement or will become payable periodically during the course of its engagement or upon the delivery of certain opinions. The balance of the fees is payable to Jefferies if a transaction (including the Offer) is consummated with a third party or if no transaction is entered into within a specified period. Hardinge also has agreed to reimburse Jefferies for reasonable out-of-pocket expenses, including fees and expenses of legal counsel and independent experts retained by Jefferies with the Company's approval, and to indemnify Jefferies and related persons against certain liabilities relating to or arising out of such engagement.

        Hardinge has engaged Okapi Partners to assist it in connection with Hardinge's communications with its shareholders in connection with the Offer. Hardinge has agreed to pay customary compensation to Okapi Partners for such services. In addition, Hardinge has agreed to reimburse Okapi Partners for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

        Hardinge has also retained Sard Verbinnen & Co as its public relations advisor in connection with the Offer. Hardinge has agreed to pay customary compensation to Sard Verbinnen & Co for such services. In addition, Hardinge has agreed to reimburse Sard Verbinnen & Co for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

        Except as set forth above, neither Hardinge nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Hardinge on its behalf with respect to the Offer.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

        No transactions with respect to Hardinge Common Shares have been effected by Hardinge or, to Hardinge's knowledge after making reasonable inquiry and review of Form 4 filings, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement. No information has been included in this Item 6 with respect to any transactions that have been effected within the past 60 days by persons or entities that hold 5% or more of the outstanding Hardinge Common Shares but are otherwise unaffiliated with the Company.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

        Hardinge routinely maintains contact with other participants in its industry and other parties regarding a wide range of business transactions (including potential asset transactions). It has not ceased, and has no intention to cease, such activity as a result of the Offer. Hardinge's policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that Hardinge may conduct.

        Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Hardinge is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Hardinge Common Shares by Hardinge, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Hardinge or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Hardinge or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Hardinge.

        Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, at this time there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION.

        The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Regulatory Approvals.

U.S. Antitrust Clearance.

        Under the HSR Act, Romi is required to file a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") relating to its proposed acquisition of Hardinge. Hardinge will be required to submit a responsive Notification and Report Form with the FTC and the Antitrust Division on or before 5:00 p.m. on the tenth day following the date Romi's Notification and Report Form is received by the FTC's Premerger Notification Office. In its Offer, Romi indicated it intended to file a Notification and Report Form in connection with the purchase of Hardinge Common Shares pursuant to the Offer "in the near future." Romi has separately indicated to Hardinge that it expected to file such form on March 30, 2010.

        Under the provisions of the HSR Act applicable to the Offer, the acquisition of Hardinge voting securities pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Romi of its Notification and Report Form with respect to the Offer, unless Romi receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless the antitrust agencies grant early termination of the waiting period. Complying with a request for additional information or documentary material may take a significant amount of time. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC issues a request for additional information or documentary material concerning the Offer, the waiting period will expire 10 days after the date Romi certifies substantial compliance with the request, unless otherwise extended by court order.

        At any time before or after Romi's acquisition of Hardinge Common Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Hardinge Common Shares pursuant to the Offer, or seeking the divestiture of Hardinge Common Shares acquired by Romi or the divestiture of substantial assets of Hardinge or its subsidiaries or Romi or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result thereof would be.

        If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the Expiration Date of the Offer, Romi will not be obligated to proceed with the Offer or purchase Hardinge Common Shares not previously purchased pursuant to the Offer.

Non-U.S. Antitrust Considerations.

        Hardinge's operations include significant manufacturing and sales activities in multiple jurisdictions outside of the United States. Approximately 70% of the Company's 2009 sales were to customers outside of North America, 69% of the Company's 2009 products sold were manufactured outside of North America, and 66% of the Company's employees were outside of North America. Romi has indicated in the Offer that, based on publicly available information, Romi believes that the antitrust laws of other jurisdictions likely apply, and filings likely must be made, in such other jurisdictions. Competition authorities in such other applicable jurisdictions may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of Hardinge voting securities pursuant to the Offer, or seek the divestiture of Hardinge voting securities acquired by Romi or the divestiture of substantial assets of Hardinge or its subsidiaries or Romi or its subsidiaries. Such developments may result in a condition to the consummation of the Offer not being fulfilled.

        There can be no assurance that Romi will obtain all required foreign antitrust approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, what the result thereof would be. Under the terms of the Offer, Romi is not required to consummate the Offer if clearances or approvals of such foreign governmental authorities have not been obtained or any applicable waiting periods for such clearances or approvals have not expired. Please see Annex A for more information regarding conditions to the Offer, including with respect to the implications of actions taken by U.S. or non-U.S. governmental authorities.

        Romi has indicated that, with respect to Brazil, Romi filed on February 25, 2010 a Notice of Concentration in connection with the purchase of Hardinge Common Shares pursuant to the Offer with the Brazilian Secretariat of Economic Law of the Ministry of Justice (SDE), Brazilian Secretariat for Economic Monitoring (SEAE) and the Brazilian Administrative Council for Economic Defense (CADE).

CFIUS Review.

        In light of Hardinge's sales to the defense and aerospace industries, as noted in our Annual Report on Form 10-K for the year ended December 31, 2009, it is possible that the Committee on Foreign Investment in the United States ("CFIUS") may choose to investigate the proposed transaction. CFIUS is an inter-agency committee authorized to review transactions that could result in control of a U.S. business by a foreign person in order to determine the U.S. national security implications.

        While CFIUS notification is voluntary, CFIUS may initiate investigations and is empowered to recommend that the President of the United States impose conditions upon, or even unwind, transactions deemed contrary to the national security interests of the United States. Hardinge to date has received no indication from Romi regarding Romi's intentions with respect to filing a notice of the proposed transaction with CFIUS.

        Upon completion of a CFIUS notification, a review period of up to 30 days commences. At any time during the initial 30-day review period, CFIUS can initiate a subsequent investigation lasting up to 45 days. In certain circumstances, CFIUS may also refer a transaction to the President of the United States for a decision with respect to a transaction within 15 days of CFIUS's completion of its investigation.

Shareholder Rights Plan.

        On February 17, 2010, after careful consideration and consultation with the Company's financial and legal advisors, the Board, by unanimous vote of the directors, decided that it was in the best interests of Hardinge and its shareholders to adopt a shareholder rights plan and authorized the execution of the Rights Agreement, dated as of February 18, 2010 between the Company and Computershare Trust Company, N.A., as rights agent (the "Rights Plan"), and the issuance of one preferred share purchase right (a "Right") per each outstanding share of Hardinge Common Share, to shareholders of record at the close of business on March 1, 2010, in accordance with the Rights Plan. The purpose of the Rights Plan is to prevent third parties from opportunistically acquiring Hardinge in a transaction that the Hardinge Board believes is not in the best interests of Hardinge and its shareholders. In general terms, the Rights Plan works by imposing a significant penalty upon any person or group which acquires 20% or more of the outstanding common stock of the Company without the approval of the Hardinge Board. The Rights will expire on March 1, 2011, unless earlier redeemed or exchanged by the Company. The Rights Plan should not interfere with any merger or other business combination approved by the Hardinge Board. This brief summary of the Rights Plan is qualified by and is subject to the full terms and conditions of the Rights Plan, which is attached hereto as Exhibit (a)(4) and incorporated herein by reference.

Takeover Laws.

New York Business Corporation Law.

        The Company is incorporated under the laws of the State of New York and is subject to the provisions of Section 912 regulating certain business combinations. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 912. In general, Section 912 prevents an "interested shareholder" from engaging in a "business combination" (which is defined to include a variety of transactions, including mergers such as the Second-Step Merger proposed by Romi) with a New York corporation (such as Hardinge) for a period of five years following the date such person became an interested shareholder of the corporation unless, among other exceptions, prior to the date such person became an interested shareholder of the corporation the board of directors of the corporation approved either the business combination or the transaction in which the interested shareholder became an interested shareholder.

        After five years from the date such person became an interested shareholder, a New York corporation may engage in a business combination with an interested shareholder only if the holders of a majority of the outstanding voting stock not beneficially owned by the interested shareholder approve of the business combination or if the consideration paid by the interested shareholder meets certain minimum criteria as set forth in detail in Section 912.

        A New York corporation may elect not to be covered by Section 912 in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its shareholders. Neither Hardinge's Restated Certificate of Incorporation nor its By-Laws, each as amended, exclude Hardinge from the coverage of Section 912, and Hardinge's Restated Certificate of Incorporation, as amended, expressly provides for Section 912 to apply to Hardinge. The provisions of Section 912 would be satisfied if, prior to the consummation of the Offer, the Hardinge Board approves the Offer.

        For purposes of Section 912, the term "interested stockholder" generally means any person (other than the corporation or any subsidiary of the corporation) that (i) is the beneficial owner of 20% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of such corporation and was the owner of 20% or more of the outstanding voting stock of the corporation at any time within the five-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

        Additionally, Article 16 of the NYBCL (the "Security Takeover Disclosure Act") purports to impose certain requirements on any party that makes a tender offer for any equity security of a "target company" (defined to mean a corporation organized under the laws of the State of New York which has its principal executive offices or significant business operations located within the State of New York) if, after such tender offer, the offeror would be a beneficial owner of more than five percent of any class of the issued and outstanding equity securities of such target company. Where applicable, the Security Takeover Disclosure Act requires an offeror to file with the Attorney General of the State of New York and deliver to the target company a registration statement as soon as practicable on the date of commencement of the tender offer. Additionally, the Security Takeover Disclosure Act permits, among other things, an investigation to review the adequacy of the required disclosure. Romi stated in the Offer that it intended to file a registration statement with the Attorney General of the State of New York pursuant to the Security Takeover Disclosure Act. Hardinge will file this Statement with the Attorney General of the State of New York.

Article Nine of Hardinge's Restated Certificate of Incorporation.

        Article 9 of Hardinge's Restated Certificate of Incorporation, as amended, provides that approval of a merger or other business combination of the Company or any subsidiary with a "Major Stockholder" (generally, a stockholder who is the direct or indirect beneficial owner of 10% or more of the voting power of Hardinge's outstanding voting stock, together with its affiliates or associates and any person acting in concert therewith) requires the affirmative vote of holders of at least 75% of the voting power of the Company's outstanding voting stock and of least 75% of the outstanding voting stock beneficially owned by shareholders other than any Major Stockholder, unless:

  (i)
  such business combination was approved by the Hardinge Board prior to the Major Stockholder involved in such business combination becoming a Major Stockholder;

  (ii)
  the Major Stockholder involved in such business combination sought and obtained the unanimous prior approval of the Hardinge Board to become a Major Stockholder and such business combination was approved by a majority of the "Continuing Directors" (generally, (A) a person who was a member of the Hardinge Board immediately prior to the time that any then existing Major Stockholder became a Major Stockholder or (B) a person elected to the Hardinge Board at the 1986 Annual Meeting of shareholders or (C) a person designated (before initially becoming a director) as a Continuing Director by a majority of the then Continuing Directors); or

  (iii)
  such business combination was approved by at least 75% of the Continuing Directors of the Company.

        The requirements and restrictions of Article 9 of Hardinge's Restated Certificate of Incorporation, as amended, relating to business combinations are in addition to the requirements and restrictions of Section 912 relating to business combinations and shall not limit any requirements or restrictions of Section 912 relating to business combinations.

Other State Takeover Laws.

        A number of other states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws.

        If any state takeover statute is found to be applicable to the Offer, Romi may be unable to accept Hardinge Common Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Romi Sub may not be obligated to accept for payment any Hardinge Common Shares tendered.

Second-Step Merger Provisions.

        The purpose of the Offer as stated by Romi in the Schedule TO is to acquire control of, and the entire equity interest in, Hardinge. Romi has also indicated that it intends, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger or other similar business combination with Romi Sub or another direct or indirect subsidiary of Romi in which outstanding Hardinge Common Shares not owned by Romi or any of its subsidiaries would be converted into the right to receive cash in an amount equal to the price per Hardings Common Share provided pursuant to the Offer, although it has reserved the right not to pursue or effect such a Second-Step Merger or, even if it does, to effect such a merger on different terms.

        Under the NYBCL and Hardinge's Restated Certificate of Incorporation, as amended, if the Article Nine Condition and the Section 912 Condition have been satisfied, the Second-Step Merger would require the approval of the Hardinge Board and the holders of two-thirds of the then-outstanding Hardinge Common Shares on a fully diluted basis. If Romi Sub acquired, pursuant to the Offer or otherwise, at least two-thirds of the then-outstanding Hardinge Common Shares on a fully diluted basis, Romi Sub would have sufficient voting power to approve the Second-Step Merger without the affirmative vote of any other shareholder of the Company. In addition, under the NYBCL, if Romi

Sub acquired, pursuant to the Offer or otherwise, at least 90% of the outstanding Hardinge Common Shares and if the Article Nine Condition and the Section 912 Condition have been satisfied, Romi Sub would be able to approve the Second-Step Merger of the Company without a vote of the Hardinge Board or other shareholders. The Offer states that if Romi Sub acquires control of the Company, Romi Sub currently intends that, prior to the acquisition of the entire equity interest in the Company, no dividends will be declared on the Hardinge Common Shares.

        Romi has stated in the Offer that the exact timing and details of the Second-Step Merger or any other merger or other similar business combination involving the Company will depend upon a variety of factors, including the number of Hardinge Common Shares that Romi Sub acquires pursuant to the Offer and that such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. In particular, Romi and Romi Sub have reserved the right not to propose the Second-Step Merger or any other merger or other similar business combination with the Company or to propose such a transaction on terms other than those described in the Offer.

Appraisal Rights.

        No appraisal rights are available in connection with the Offer. However, if the Second-Step Merger is subsequently consummated, shareholders who have not tendered their Hardinge Common Shares in the Offer will have certain rights under the NYBCL to dissent from the Second-Step Merger and demand appraisal of their Hardinge Common Shares. Dissenting shareholders who perfect such rights by complying with the procedures set forth in Sections 623 and 910 of the NYBCL will be entitled to a judicial determination and payment of the "fair value" of their Hardinge Common Shares as of the close of business on the day prior to the date of shareholder authorization of the Second-Step Merger, together with interest thereon, at such rate as the court finds equitable, from the date the Second-Step Merger is consummated until the day of payment. The value determined in any appraisal proceeding could be the same, more or less than the purchase price per Hardinge Common Share in the Offer or the consideration in the Second-Step Merger. Hardinge shareholders should take note that the Offer states that Romi intends to cause the corporation surviving the Second-Step Merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Hardinge Common Share is less than or equal to the consideration being offered in the Second-Step Merger.

        The foregoing summary of the rights of dissenting shareholders under the NYBCL does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters' rights under the NYBCL. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the NYBCL. SHAREHOLDERS OF THE COMPANY WISHING TO EXERCISE THEIR DISSENTERS' RIGHTS SHOULD CONSULT THEIR OWN LEGAL ADVISORS TO ENSURE THAT THEY FULLY AND PROPERLY COMPLY WITH THE REQUIREMENTS OF NEW YORK LAW.

Forward-Looking Statements.

        This Statement contains statements that are forward-looking, as that term is defined by the SEC in its rules, regulations and releases or by the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate and on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. Examples of forward-looking statements in this Statement include, but are not limited to, our belief that Hardinge and its shareholders are poised to realize significant benefits as the economy emerges from the recession; that market conditions are stabilizing; that the economy, the machine tool industry and industrial production will and are recovering; our having strong prospects for growth in the coming years; our belief that a significant rebound for the industry is to be expected in 2011; our view that under the terms of Romi's Offer, our shareholders would sacrifice real value and opportunity;

our belief that the execution of Hardinge's strategic plan will deliver superior value to Hardinge shareholders than the consideration offered in the Offer; our belief that a double digit stock price for Hardinge common shares is realistically attainable in the medium term; and our prospects for continued growth and shareholder value creation. More generally, words such as "may," "will," "should," "estimates," "predicts," "projects," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends," and similar expressions are used to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict and deal with matters beyond Hardinge's ability to control. Actual outcomes or results and the timing of certain events may differ materially and significantly from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Hardinge undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any statements that are not statements of historical fact or that are about future events may be deemed to be forward-looking statements.

        Among the many factors that could cause actual results to differ from those set forth in the forward-looking statements are fluctuations in the machine tool business cycles, changes in general economic conditions in the U.S. or internationally, the mix of products sold and the profit margins thereon, the relative success of the Hardinge's entry into new product and geographic markets, the Hardinge's ability to manage its operating costs, actions taken by customers such as order cancellations or reduced bookings by customers or distributors, competitors' actions such as price discounting or new product introductions, governmental regulations and environmental matters, changes in the availability and cost of materials and supplies, the implementation of new technologies and currency fluctuations. Any forward-looking statement should be considered in light of these and other factors, including the information found in Hardinge's reports and documents filed by Hardinge with the SEC, including Hardinge's Annual Report on Form 10-K for the year ended December 31, 2009, particularly in the sections entitled "Business," "Risk Factors," "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the notes to Hardinge's consolidated financial statements. Hardinge notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. Hardinge is not waiving any other defenses that may be available under applicable law. All forward-looking statements in this Statement are qualified in their entirety by this cautionary statement.

ITEM 9.    EXHIBITS.

        The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description
(a)(1)	Press release issued by Hardinge, dated April 5, 2010.
(a)(2)	Letter to shareholders of Hardinge, dated April 5, 2010.
(a)(3)	Letter to employees of Hardinge, dated April 5, 2010.
(a)(4)
Rights Agreement, dated as of February 18, 2010, between Hardinge Inc. and Computershare Trust Company, N.A., which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C, incorporated by reference from Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2010.

Exhibit Number	Description
(e)(1)	Excerpts from the Hardinge 2010 Definitive Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting of Shareholders, dated and filed with the Securities and Exchange Commission on March 26, 2010.
(e)(2)
Restated Certificate of Incorporation of Hardinge Inc. filed with the Secretary of State of the State of New York on May 24, 1995, incorporated by reference from Exhibit 3.1 of the Company's Form 10-K for the year ended December 31, 2009.
(e)(3)
Certificate of Amendment of the Restated Certificate of Incorporation of Hardinge Inc., incorporated by reference from Exhibit 3.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2010.
(e)(4)	By-Laws of Hardinge Inc., incorporated by reference from Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
(e)(5)
Amendment to the By-Laws of Hardinge Inc., dated December 9, 2008, incorporated by reference from Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2008.
(e)(6)	The 2002 Hardinge Inc. Incentive Stock Plan, incorporated by reference from Exhibit 10.5 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 2008.
(e)(7)
Employment Agreement with Douglas C. Tifft dated as of April 1, 1995, incorporated by reference from Exhibit 10.12 of the Company's Registration Statement on Form S-2 filed with the Securities and Exchange Commission on April 27, 1995 (No. 33-91644).
(e)(8)
Amendment Number One, dated December 9, 2008, to the Employment Agreement with Douglas C. Tifft, dated as of April 1, 1995, incorporated by reference from Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2008.
(e)(9)
Employment Agreement with Richard L. Simons, effective March 3, 2008, incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2008.
(e)(10)
Amendment Number One, dated December 9, 2008, to the Employment Agreement with Richard L. Simons, dated March 3, 2008, incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2008.
(e)(11)
Employment Agreement with Edward J. Gaio, effective March 3, 2008, incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2008.
(e)(12)
Amendment Number One, dated December 9, 2008, to the Employment Agreement with Edward J. Gaio, dated March 3, 2008, incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2008.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

HARDINGE INC.
By:	/s/ RICHARD L. SIMONS
Name: Richard L. Simons Title: President and Chief Executive Officer

Dated: April 5, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Press release issued by Hardinge, dated April 5, 2010.
(a)(2)	Letter to shareholders of Hardinge, dated April 5, 2010.
(a)(3)	Letter to employees of Hardinge, dated April 5, 2010.
(a)(4)	Rights Agreement, dated as of February 18, 2010, between Hardinge Inc. and Computershare Trust Company, N.A., which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C, incorporated by reference from Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2010.
(e)(1)	Excerpts from the Hardinge 2010 Definitive Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting of Shareholders, dated and filed with the Securities and Exchange Commission on March 26, 2010.
(e)(2)	Restated Certificate of Incorporation of Hardinge Inc. filed with the Secretary of State of the State of New York on May 24, 1995, incorporated by reference from Exhibit 3.1 of the Company's Form 10-K for the year ended December 31, 2009.
(e)(3)	Certificate of Amendment of the Restated Certificate of Incorporation of Hardinge Inc., incorporated by reference from Exhibit 3.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2010.
(e)(4)	By-Laws of Hardinge Inc., incorporated by reference from Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
(e)(5)	Amendment to the By-Laws of Hardinge Inc., dated December 9, 2008, incorporated by reference from Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2008.
(e)(6)	The 2002 Hardinge Inc. Incentive Stock Plan, incorporated by reference from Exhibit 10.5 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 2008.
(e)(7)	Employment Agreement with Douglas C. Tifft dated as of April 1, 1995, incorporated by reference from Exhibit 10.12 of the Company's Registration Statement on Form S-2 filed with the Securities and Exchange Commission on April 27, 1995 (No. 33-91644).
(e)(8)	Amendment Number One, dated December 9, 2008, to the Employment Agreement with Douglas C. Tifft, dated as of April 1, 1995, incorporated by reference from Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2008.
(e)(9)	Employment Agreement with Richard L. Simons, effective March 3, 2008, incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2008.
(e)(10)	Amendment Number One, dated December 9, 2008, to the Employment Agreement with Richard L. Simons, dated March 3, 2008, incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2008.
(e)(11)	Employment Agreement with Edward J. Gaio, effective March 3, 2008, incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2008.
(e)(12)	Amendment Number One, dated December 9, 2008, to the Employment Agreement with Edward J. Gaio, dated March 3, 2008, incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2008.

ANNEX A

Conditions to the Offer

        According to the Offer, Romi's obligation to acquire Hardinge Common Shares pursuant to the Offer is subject to numerous conditions, including the following:

  •
  there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Hardinge Common Shares that, when added to the Hardinge Common Shares already owned by Romi or any of its subsidiaries, shall constitute two-thirds of the then-outstanding Hardinge Common Shares on a fully diluted basis (including, without limitation, all Hardinge Common Shares issuable upon the exercise of any options, warrants, or rights (other than the rights));

  •
  any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having expired or been terminated prior to the expiration of the Offer;

  •
  Romi Sub being satisfied, in its sole discretion, that Hardinge's Board of Directors has redeemed the Rights or that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Second-Step Merger;

  •
  Romi Sub being satisfied, in its sole discretion, that the Offer and the Second-Step Merger have been approved by Hardinge's Board of Directors for purposes of Article Nine of Hardinge's restated certificate of incorporation ("Article Nine") or that the provisions of Article Nine are otherwise inapplicable to the Offer and the Second-Step Merger;

  •
  Romi Sub being satisfied, in its sole discretion, that the Offer and the Second-Step Merger have been approved by Hardinge's Board of Directors for purposes of section 912 of the New York Business Corporation Law—NYBCL ("Section 912") or that the provisions of Section 912 are otherwise inapplicable to the Offer and the Second-Step Merger;

        Further, according to the Offer, Romi Sub shall not be required to accept for payment any Hardinge Common Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer, if immediately prior to the expiration of the Offer, the Minimum Condition, the HSR Condition, the Rights Condition, the Article Nine Condition or the Section 912 Condition shall not have been satisfied, or at any time on or after the date of the Offer and prior to the Expiration Date, any of the following conditions shall exist:

  •
  (1) there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any U.S. or non-U.S. national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any U.S. or non-U.S. court, tribunal, or judicial or arbitral body (a "Governmental Authority"):

  (i)
  challenging or seeking to make illegal, delay, or otherwise, directly or indirectly, restrain or prohibit or make more costly, the making of the Offer, the acceptance for payment of any Hardinge Common Shares by Romi, Romi Sub or any other affiliate of Romi, or seeking to obtain damages in connection with the Offer or the Second-Step Merger;

  (ii)
  seeking to prohibit or limit the ownership or operation by the Company, Romi or any of their subsidiaries of all or any of the business or assets of the Company, Romi or any of their subsidiaries or to compel the Company, Romi or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of the Company, Romi or any of their subsidiaries;

    (iii)
    seeking to impose or confirm any limitation on the ability of Romi, Romi Sub or any other affiliate of Romi to exercise effectively full rights of ownership of any Hardinge Common Shares, including, without limitation, the right to vote any Hardinge Common Shares acquired by Romi Sub pursuant to the Offer or otherwise on all matters properly presented to the Company's shareholders;

    (iv)
    seeking to require divestiture by Romi, Romi Sub or any other affiliate of Romi of any Hardinge Common Shares; or

    (v)
    which otherwise would prevent or materially delay consummation of the Offer or the Second-Step Merger.

  •
  (2) any clearances or approvals of any Governmental Authority other than in connection with the HSR Condition shall not have been obtained, or any applicable waiting periods for such clearances or approvals shall not have expired.

  •
  (3) there shall have been any statute, rule, regulation, legislation or interpretation enacted, promulgated, amended, issued or deemed applicable to (i) Romi, the Company or any subsidiary or affiliate of Romi or the Company or (ii) the Offer and the Second-Step Merger, by any U.S. or non-U.S. legislative body or Governmental Authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (1) above.

  •
  (4) any event, circumstance, change or effect occurs or is threatened that, individually or in the aggregate with any other events, circumstances, changes and effects occurring after the date of the Offer is or may be materially adverse to the business, condition (financial or otherwise), assets, liabilities, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that, in Romi Sub's judgment, is or may be materially adverse to the Company or any of its affiliates, or Romi Sub's becomes aware of any facts that, in its judgment, have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Hardinge Common Shares to Romi Sub's or any of its affiliates.

  •
  (5) there shall have occurred:

  (i)
  any general suspension of trading in, or limitation on prices for, securities on any national securities exchange in the United States or the Sao Paulo Stock Exchange—Bovespa;

  (ii)
  any decline, measured from the date of the Offer, in the Dow Jones Industrial Average, the NASDAQ Composite Index or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on the date of the Offer;

  (iii)
  a material change in United States dollar or Brazilian real currency exchange rates or a suspension of, or limitation on, the markets therefor;

  (iv)
  a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Federative Republic of Brazil;

  (v)
  any limitation (whether or not mandatory) by any government or Governmental Authority on the extension of credit by banks or other lending institutions;

  (vi)
  a commencement of a war or armed hostilities, terrorist attacks or other national or international calamity directly or indirectly involving the United States or Federative Republic of Brazil; or

    (vii)
    in the case of any of the foregoing existing on the date of the Offer, a material acceleration or worsening thereof.

  •
  (6) (i) a tender or exchange offer for some or all of the Hardinge Common Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or Romi otherwise learns that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Hardinge Common Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Hardinge Common Shares) and other than as disclosed in a Schedule 13D or 13G on file with the Commission on or prior to the date of the Offer, (ii) any such person or group which, on or prior to the date of the Offer, had filed such a Schedule with the Commission has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person has filed a Notification and Report Form under the HSR Act, or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company.

  •
  (7) the Company or any of its subsidiaries has:

  (i)
  split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Hardinge Common Shares or its capitalization;

  (ii)
  acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Hardinge Common Shares or other securities;

  (iii)
  issued or sold, or authorized or proposed the issuance or sale of, any additional Hardinge Common Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Hardinge Common Shares pursuant to and in accordance with the terms in effect as of the date of the Offer, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock;

  (iv)
  permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company;

  (v)
  declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, other than regular quarterly dividends on Hardinge Common Shares declared and paid in cash at times and in amounts consistent with past practice,

  (vi)
  altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Second-Step Merger);

    (vii)
    authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice;

    (viii)
    authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Romi Sub's judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Hardinge Common Shares to Romi Sub or any of its subsidiaries or affiliates;

    (ix)
    entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Hardinge Common Shares by Romi Sub or its consummation of any merger or other similar business combination involving the Company;

    (x)
    except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Romi Sub shall have become aware of any such action which was not previously announced; or

    (xi)
    amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Romi Sub becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed prior to the date of the Offer (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Second-Step Merger).

  •
  (8) Romi Sub becomes aware:

  (i)
  that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Romi Sub or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company; or

  (ii)
  of any covenant, term or condition in any instrument, license or agreement of the Company or any of its subsidiaries that, in its judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Hardinge Common Shares to Romi Sub or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Hardinge Common Shares by Romi Sub or its consummation of a merger or other similar business combination involving the Company).

  •
  (9) Romi Sub or any of its affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other similar business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries, or Romi Sub and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated.

  •
  (10) the Company or any of its subsidiaries shall have:

  (i)
  granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in Romi Sub's judgment, constitutes a "lock-up" device (including, without limitation, a right to acquire or receive any Hardinge Common Shares or other securities, assets or business of the Company or any of its subsidiaries); or

  (ii)
  paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase.

        The Offer also states that the conditions described above are for the sole benefit of Romi and Romi Sub and may be asserted by Romi or Romi Sub regardless of the circumstances giving rise to any such condition or may be waived by Romi or Romi Sub in whole or in part at any time and from time to time prior to the expiration of the Offer in their sole discretion. Also in accordance with the Offer, (i) the failure by Romi or Romi Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; (ii) the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and (iii) each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ANNEX B

Directors and Executive Officers
of Hardinge Inc.

Directors

Daniel J. Burke
Douglas A. Greenlee
J. Philip Hunter
John J. Perrotti
Mitchell I. Quain
Kyle H. Seymour
Richard L. Simons

Executive Officers

Richard L. Simons*
Edward J. Gaio
Douglas C. Tifft
James P. Langa

*
Also a director

B-1